FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒   Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐   No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

Athens, November 1st, 2017

PRESS RELEASE

The National Bank of Greece S.A. (the “Bank”) announces that, its Board of Directors, during today’s session, unanimously resolved upon the election of Mr. Costas Michaelides as new non-executive member and Vice-Chairman of the Board of Directors, in order to succeed the current Board Chairman, Mr. Panayotis Thomopoulos, from January 1st, 2018, in accordance with the existing corporate governance principles framework and in particular the BoD members’ and Senior Executives’ Succession Policy of the Bank.

Mr. Michaelides possesses exceptional experience of over 30 years in the banking sector, having served in top positions in financial institutions and international financial organisations.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ new Board members is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)
Date: November 1 st, 2017

Chief Financial Officer

/s/ George Angelides
(Registrant)
Date: November 1 st, 2017

Director, Financial Division